Exhibit 21
                                  Subsidiaries

    Set forth below are the names of the direct and indirect subsidiaries of Sentry Technology Corporation, together with the percentage ownership interest of each such corporation parent.

Knogo North America Inc. (100%)
    Knogo Caribe Inc. (100%)

Video Sentry Corporation (100%)